SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of  August 2013
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: August 1, 2013

List of materials

Documents attached hereto:

i) Press release announcing Consolidated Financial Results for the First Quarter Ended June 30, 2013

News & Information	1-7-1 Konan, Minato-ku Tokyo 108-0075 Japan

No. 13-090E
3:00 P.M. JST, August 1, 2013

Consolidated Financial Results
for the First Quarter Ended June 30, 2013

Tokyo, August 1, 2013 -- Sony Corporation today announced its consolidated financial results for the first quarter ended June 30, 2013 (April 1, 2013 to June 30, 2013).

	(Billions of yen, millions of U.S. dollars, except per share amounts)
	First Quarter ended June 30
	2012	2013	Change in yen	2013*
Sales and operating revenue	¥1,515.2	¥1,712.7	+13.0%	$17,300
Operating income	6.3	36.4	+479.4	367
Income before income taxes	9.4	46.3	+391.4	467
Net income (loss) attributable to Sony Corporation’s stockholders	(24.6)	3.5	-	35
Net income (loss) attributable to Sony Corporation’s stockholders per share of common stock:
- Basic	¥(24.55)	¥3.44	-	$0.03
- Diluted	(24.55)	2.98	-	0.03

*	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of 99 yen = 1 U.S. dollar, the approximate Tokyo foreign exchange market rate as of June 30, 2013.

All amounts are presented on the basis of Generally Accepted Accounting Principles in the U.S. (“U.S. GAAP”).

The average foreign exchange rates during the quarters ended June 30, 2012 and 2013 are presented below.

	First quarter ended June 30
	2012	2013	Change
The average rate of yen
1 U.S. dollar	¥80.2	¥98.7	18.7%	(yen depreciation)
1 Euro	103.0	128.9	20.1	(yen depreciation)

Consolidated Results for the First Quarter Ended June 30, 2013

Sales and operating revenue (“sales”) were 1,712.7 billion yen (17,300 million U.S. dollars), an increase of 13.0% compared to the same quarter of the previous fiscal year (“year-on-year”).  This increase was primarily due to the favorable impact of foreign exchange rates, an increase in financial services revenue, and an increase in unit sales of smartphones.  On a constant currency basis, sales decreased 3% year-on-year.  This decrease was primarily due to the absence of the sales from the chemical products related business, as well as a decrease in sales of video cameras and compact digital cameras.  For further details about sales on a constant currency basis, see Note on page 8.

Operating income increased 30.1 billion yen year-on-year to 36.4 billion yen (367 million U.S. dollars).  This improvement was primarily due to a significant improvement in the Mobile Products & Communications (“MP&C”) segment reflecting strong smartphone sales, and significantly higher operating income in the Financial Services segment, as well as the favorable impact of foreign exchange rates.  Operating income during the current quarter includes a gain of 106 million U.S. dollars (10.3 billion yen) recognized on the sale of Sony Pictures Entertainment’s (“SPE”) music publishing catalog in the Pictures segment, and a benefit of 7.0 billion yen (71 million U.S. dollars) in the MP&C segment due to the reversal of a patent royalty accrual.  Operating loss in the Game segment increased significantly primarily due to an increase in research and development expenses related to the upcoming introduction of the PlayStation®4 (“PS4”).  During the current quarter, restructuring charges, net, decreased 6.6 billion yen year-on-year to 4.7 billion yen (47 million U.S. dollars).

Equity in net loss of affiliated companies, recorded within operating income, was essentially flat year-on-year at 0.4 billion yen (4 million U.S. dollars).

The net effect of other income and expenses was income of 9.9 billion yen (100 million U.S. dollars), an increase of 6.8 billion yen year-on-year, primarily due to an increase in other non-operating income.

Income before income taxes increased 36.8 billion yen year-on-year to 46.3 billion yen (467 million U.S. dollars).

Income taxes: During the current quarter, Sony recorded 26.7 billion yen (270 million U.S. dollars) of income tax expense.  As of March 31, 2013, Sony had established a valuation allowance against certain deferred tax assets for Sony Corporation and its national tax filing group in Japan, the consolidated tax filing group in the U.S., and certain other subsidiaries.  During the current fiscal year, certain of these tax filing groups and subsidiaries incurred losses, and as such Sony continued to not recognize the associated tax benefits.  As a result, Sony’s effective tax rate for the current quarter exceeded the Japanese statutory tax rate.

Net income attributable to Sony Corporation’s stockholders, which excludes net income attributable to noncontrolling interests, was 3.5 billion yen (35 million U.S. dollars) compared to a net loss of 24.6 billion yen in the same quarter of the previous fiscal year.

Operating Performance Highlights by Business Segment

“Sales and operating revenue” in each business segment represents sales and operating revenue recorded before intersegment transactions are eliminated.  “Operating income (loss)” in each business segment represents operating income (loss) reported before intersegment transactions are eliminated and excludes unallocated corporate expenses.

Imaging Products & Solutions (IP&S)

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2012	2013	Change in yen	2013
Sales and operating revenue	¥193.8	¥173.6	-10.4%	$1,753
Operating income	12.6	8.1	-36.0	82

The IP&S segment includes the Digital Imaging Products and Professional Solutions categories.  Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single-lens cameras; Professional Solutions includes broadcast- and professional-use products.

Sales decreased 10.4% year-on-year (a 26% decrease on a constant currency basis) to 173.6 billion yen (1,753 million U.S. dollars).  This decrease was primarily due to a significant decrease in unit sales of video cameras and compact digital cameras reflecting a contraction of these markets, partially offset by the favorable impact of foreign exchange rates during the current quarter.

Operating income decreased 4.5 billion yen year-on-year to 8.1 billion yen (82 million U.S. dollars).  This decrease was mainly due to the impact of the above-mentioned decrease in sales of video cameras.

Game

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2012	2013	Change in yen	2013
Sales and operating revenue	¥118.0	¥117.9	-0.0%	$1,191
Operating loss	(3.5)	(14.8)	-	(149)

Sales were essentially flat year-on-year (a 15% decrease on a constant currency basis) at 117.9 billion yen (1,191 million U.S. dollars).  This was primarily due to a decrease in unit sales of PlayStation®3, PSP® (PlayStation Portable), and PlayStation®2 hardware, offset by the favorable impact of foreign exchange rates and increased software sales compared to the same quarter of the previous fiscal year.  The decrease in sales on a constant currency basis was primarily due to the above-mentioned decrease in hardware unit sales.  Sales to external customers decreased 7.2% year-on-year.

Operating loss increased 11.2 billion yen year-on-year to 14.8 billion yen (149 million U.S. dollars).  This significant increase in loss was primarily due to an increase in research and development expenses related to the upcoming introduction of the PS4, and a benefit recorded in the same quarter of the previous fiscal year due to the reversal of a Blu-ray DiscTM patent royalty accrual.

Mobile Products & Communications (MP&C)

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2012	2013	Change in yen	2013
Sales and operating revenue	¥285.6	¥389.0	+36.2%	$3,929
Operating income (loss)	(28.1)	5.9	-	60

The MP&C segment includes the Mobile Communications and Personal and Mobile Products categories.  Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers.

Sales increased 36.2% year-on-year (a 14% increase on a constant currency basis) to 389.0 billion yen (3,929 million U.S. dollars).  This significant increase was primarily due to the favorable impact of foreign exchange rates, a significant increase in unit sales of smartphones and an increase in the average selling price of smartphones.

Operating income of 5.9 billion yen (60 million U.S. dollars) was recorded, compared to an operating loss of 28.1 billion yen in the same quarter of the previous fiscal year.  This significant improvement was primarily due to the above-mentioned increase in sales of smartphones.  Operating income during the current quarter included a benefit of 7.0 billion yen (71 million U.S. dollars) due to the reversal of a patent royalty accrual.

Home Entertainment & Sound (HE&S)

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2012	2013	Change in yen	2013
Sales and operating revenue	¥251.8	¥275.2	+9.3%	$2,780
Operating income (loss)	(10.0)	3.4	-	34

The HE&S segment includes the Televisions and Audio and Video categories.  Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray DiscTM players and recorders and memory-based portable audio devices.

Sales increased 9.3% year-on-year (a 9% decrease on a constant currency basis) to 275.2 billion yen (2,780 million U.S. dollars) primarily due to the favorable impact of foreign exchange rates.  The decrease on a constant currency basis was primarily due to lower sales in the Audio and Video category.

Operating income of 3.4 billion yen (34 million U.S. dollars) was recorded, compared to an operating loss of 10.0 billion yen in the same quarter of the previous fiscal year.  This significant improvement in operating results was primarily due to the favorable impact of foreign exchange rates and a significant improvement in operating results in Televisions.

In Televisions, sales increased 18.2% year-on-year to 185.6 billion yen (1,874 million U.S. dollars).  Operating income* of 5.2 billion yen (53 million U.S. dollars) was recorded, compared with an operating loss of 6.6 billion yen in the same quarter of the previous fiscal year.  This improvement was primarily due to an improved product mix in LCD televisions and cost reductions, partially offset by a significant decrease in unit sales of LCD televisions year-on-year.

*	The operating income (loss) in Televisions excludes restructuring charges, which are included in the overall segment results and are not allocated to product categories.

Devices

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2012	2013	Change in yen	2013
Sales and operating revenue	¥217.3	¥196.2	-9.7%	$1,982
Operating income	15.9	10.8	-32.0	110

The Devices segment includes the Semiconductors and Components categories.  Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Sales decreased 9.7% year-on-year (a 25% decrease on a constant currency basis) to 196.2 billion yen (1,982 million U.S. dollars).  This decrease was primarily due to a decrease in sales of system LSIs for the game business, and the absence of the sales from the chemical products related business which was sold in September 2012, partially offset by the favorable impact of foreign exchange rates and a significant increase in sales of image sensors reflecting higher demand for mobile products.  Sales to external customers increased 6.8% year-on-year, primarily due to an increase in sales of image sensors.

Operating income decreased 5.1 billion yen year-on-year to 10.8 billion yen (110 million U.S. dollars).  This decrease was primarily due to a significantly lower net benefit from insurance recoveries related to damages and losses incurred from the floods in Thailand in 2011, compared to the same quarter of the previous fiscal year and a decrease in sales of system LSIs for the game business, partially offset by the favorable impact of foreign exchange rates and an increase in sales of image sensors during the current quarter.  Restructuring charges, net, decreased 3.9 billion yen year-on-year to 1.4 billion yen (14 million U.S. dollars).

*    *    *    *    *

Total inventory of the five Electronics* segments above as of June 30, 2013 was 751.6 billion yen (7,592 million U.S. dollars), an increase of 41.8 billion yen, or 5.9% year-on-year.  This increase was primarily due to the impact of the depreciation of the yen.  Inventory increased by 128.7 billion yen, or 20.7% compared with the level as of March 31, 2013.

* The term “Electronics” refers to the sum of the IP&S, Game, MP&C, HE&S and Devices segments.

*    *    *    *    *

Pictures

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2012	2013	Change in yen	2013
Sales and operating revenue	¥153.4	¥158.9	+3.6%	$1,605
Operating income (loss)	(4.9)	3.7	-	38

The results presented in Pictures are a yen-translation of the results of SPE, a U.S.-based operation that aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.  Management analyzes the results of SPE in U.S. dollars, so discussion of certain portions of its results is specified as being on “a U.S. dollar basis.”

Sales increased 3.6% year-on-year (a 16% decrease on a constant currency (U.S. dollar) basis) to 158.9 billion yen (1,605 million U.S. dollars) primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar.  On a U.S. dollar basis, sales decreased significantly due to lower theatrical and home entertainment revenues.  The first quarter of the previous fiscal year benefitted from the worldwide theatrical release of Men in Black 3 and a greater number of home entertainment releases.  The above-mentioned decrease in sales was partially offset by an increase in television network revenues as a result of higher advertising revenues in India.

Operating income of 3.7 billion yen (38 million U.S. dollars) was recorded, compared to an operating loss of 4.9 billion yen in the same quarter of the previous fiscal year.  This improvement was primarily due to a gain of 106 million U.S. dollars (10.3 billion yen) recognized on the sale of SPE’s music publishing catalog in the current quarter.  Lower year-on-year theatrical marketing expenses were offset by the above-mentioned decrease in theatrical and home entertainment revenues.  The results for the current quarter also reflect the theatrical underperformance of After Earth.

Music

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2012	2013	Change in yen	2013
Sales and operating revenue	¥98.8	¥112.0	+13.3%	$1,131
Operating income	7.3	10.8	+48.1	109

The results presented in Music include the yen-translated results of Sony Music Entertainment (“SME”), a U.S.-based operation which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis, the results of Sony Music Entertainment (Japan) Inc., a Japan-based music company which aggregates its results in yen, and the yen-translated consolidated results of Sony/ATV Music Publishing LLC (“Sony/ATV”), a 50% owned U.S.-based joint venture in the music publishing business which aggregates the results of its worldwide subsidiaries on a U.S. dollar basis.

Sales increased 13.3% year-on-year (a 1% decrease on a constant currency basis) to 112.0 billion yen (1,131 million U.S. dollars) primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar.  On a constant currency basis, sales remained essentially flat year-on year due to the growth in digital revenues and the success of a number of recent releases in the U.S. and Europe being offset by the continued worldwide contraction of the physical music market.  Best-selling titles included Daft Punk’s Random Access Memories, P!nk’s The Truth about Love, and Justin Timberlake’s The 20/20 Experience.

Operating income increased 3.5 billion yen year-on-year to 10.8 billion yen (109 million U.S. dollars).  This increase was primarily due to the favorable impact of the depreciation of the yen and an improvement in equity earnings.  The current quarter’s operating results benefitted from the equity earnings of EMI Music Publishing, which Sony and other third-parties acquired on June 29, 2012.

Financial Services

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2012	2013	Change in yen	2013
Financial services revenue	¥194.5	¥252.7	+29.9%	$2,553
Operating income	27.6	46.0	+66.6	464

The Financial Services segment results include Sony Financial Holdings Inc. (“SFH”) and SFH’s consolidated subsidiaries such as Sony Life Insurance Co., Ltd. (“Sony Life”), Sony Assurance Inc. and Sony Bank Inc. (“Sony Bank”)  The results of Sony Life discussed in the Financial Services segment differ from the results that SFH and Sony Life disclose separately on a Japanese statutory basis.

Financial services revenue increased 29.9% year-on-year to 252.7 billion yen (2,553 million U.S. dollars) primarily due to a significant increase in revenue at Sony Life.  Revenue at Sony Life increased 31.9% year-on-year to 223.0 billion yen (2,252 million U.S. dollars).  This increase was primarily due to significantly improved investment performance in the separate account reflecting the fact that there was a significant rise in the Japanese stock market during the current quarter, as compared with a significant decline in the same quarter of the previous fiscal year.

Operating income increased 18.4 billion yen year-on-year to 46.0 billion yen (464 million U.S. dollars).  This increase was mainly due to a significant increase in operating income at Sony Life.  Operating income at Sony Life increased 14.2 billion yen year-on-year to 40.4 billion yen (408 million U.S. dollars).  This increase was primarily due to decreases in the amortization of deferred insurance acquisition costs and in the provision of policy reserves both pertaining to variable insurance, driven primarily by the above-mentioned improved investment performance in the separate account.  An improvement in investment performance in the general account also contributed to the increase in operating income.

*    *    *    *    *

Cash Flows

For Consolidated Statements of Cash Flows, charts showing Sony’s cash flow information for all segments, all segments excluding the Financial Services segment and the Financial Services segment alone, please refer to pages F-4 and F-10.

Operating Activities: During the current quarter, there was a net cash outflow of 131.7 billion yen (1,331 million U.S. dollars) from operating activities, an increase of 106.1 billion yen year-on-year.

For all segments excluding the Financial Services segment, there was a net cash outflow of 194.1 billion yen (1,962 million U.S. dollars) for the current quarter, an increase of outflow of 59.9 billion yen, or 44.6% year-on-year.  This increase of outflow was primarily due to the negative impact of an increase in other receivables from component assembly companies compared to a decrease in the same quarter of the previous fiscal year, included in other current assets, and an increase in notes and accounts receivable, trade compared to a decrease in the same quarter of the previous fiscal year primarily reflecting the expansion of smartphone production and an increase in unit sales of smartphones.  This increase of outflow was partially offset by the positive impact of an increase in notes and accounts payable, trade primarily due to the expansion of smartphone production.

The Financial Services segment had a net cash inflow of 69.2 billion yen (699 million U.S. dollars), a decrease of 49.7 billion yen, or 41.8% year-on-year.  This decrease was primarily due to the negative impact of a valuation gain in the current quarter on marketable securities held for trading purposes, which is included in net income and has a non-cash impact, compared to a valuation loss in the same quarter of the previous fiscal year, and a larger increase in other current assets.  These factors were partially offset by a contribution from the steady increase in policy amount in force at Sony Life and the increase in net income of Financial Services in the current quarter.

Investing Activities: During the current quarter, Sony used 41.7 billion yen (421 million U.S. dollars) of net cash in investing activities, a decrease of 221.6 billion yen, or 84.2% year-on-year.

For all segments excluding the Financial Services segment, 37.2 billion yen (375 million U.S. dollars) was provided, compared to 85.9 billion yen used in the same quarter of the previous fiscal year.  Cash was provided primarily due to a year-on-year increase in cash inflow from the sale of fixed assets, including the sale and leaseback of machinery and equipment during the current quarter.

The Financial Services segment used 78.8 billion yen (796 million U.S. dollars) of net cash, a decrease of 100.0 billion yen, or 55.9% year-on-year.  This decrease was mainly due to a year-on-year increase in proceeds from the maturities of marketable securities and sales of investment securities at Sony Bank.

In all segments excluding the Financial Services segment, net cash used in operating and investing activities combined*1 for the current quarter was 156.9 billion yen (1,587 million U.S. dollars), a decrease of 63.1 billion yen, or 28.7% year-on-year.

Financing Activities: During the current quarter, 120.7 billion yen (1,219 million U.S. dollars) of net cash and cash equivalents was provided by financing activities, an increase of 42.4 billion yen, or 54.2% year-on-year.

For all segments excluding the Financial Services segment, there was a 94.2 billion yen (952 million U.S. dollars) net cash inflow, an increase of 44.5 billion yen, or 89.5% year-on-year.  This increase was primarily due to a year-on-year increase in financing.  In the same quarter of the previous fiscal year, commercial paper was issued while straight bonds were redeemed and a syndicated loan was repaid.  In the current quarter, funds were raised through the issuance of straight bonds for Japanese retail investors.

In the Financial Services segment, financing activities provided 19.7 billion yen (199 million U.S. dollars) of net cash, a decrease of 0.1 billion yen, or 0.5% year-on-year.  The amount provided was essentially flat year-on-year due to a smaller increase in customer deposits at Sony Bank, which was offset by the issuance of long-term debt at Sony Bank.

Total Cash and Cash Equivalents: Accounting for the above factors and the effect of fluctuations in foreign exchange rates, the total outstanding balance of cash and cash equivalents at June 30, 2013 was 801.2 billion yen (8,093 million U.S. dollars).  Cash and cash equivalents of all segments excluding the Financial Services segment was 589.6 billion yen (5,956 million U.S. dollars) at June 30, 2013, an increase of 66.5 billion yen, or 12.7% compared with the balance as of June 30, 2012, and a decrease of 35.2 billion yen, or 5.6% compared with March 31, 2013.  Sony believes that it continues to maintain sufficient liquidity through access to a total, translated into yen, of 822.0 billion yen (8,303 million U.S. dollars) of unused committed lines of credit with financial institutions in addition to the cash and cash equivalents balance at June 30, 2013.  Within the Financial Services segment, the outstanding balance of cash and cash equivalents was 211.6 billion yen (2,137 million U.S. dollars) at June 30, 2013, an increase of 76.6 billion yen, or 56.8% compared with the balance as of June 30, 2012, and an increase of 10.1 billion yen, or 5.0% compared with the balance as of March 31, 2013.

*1
Sony has included the information for cash flow from operating and investing activities combined, excluding the Financial Services segment’s activities, as Sony’s management frequently monitors this financial measure, and believes this non-U.S. GAAP measurement is important for use in evaluating Sony’s ability to generate cash to maintain liquidity and fund debt principal and dividend payments from business activities other than its Financial Services segment.  This information is derived from the reconciliations prepared in the Condensed Statements of Cash Flows on page F-10.  This information and the separate condensed presentations shown below are not required or prepared in accordance with U.S. GAAP.  The Financial Services segment’s cash flow is excluded from the measure because SFH, which constitutes a majority of the Financial Services segment, is a separate publicly traded entity in Japan with a significant minority interest and it, as well as its subsidiaries, secure liquidity on their own.  This measure may not be comparable to those of other companies.  This measure has limitations because it does not represent residual cash flows available for discretionary expenditures principally due to the fact that the measure does not deduct the principal payments required for debt service.  Therefore, Sony believes it is important to view this measure as supplemental to its entire statement of cash flows and together with Sony’s disclosures regarding investments, available credit facilities and overall liquidity.

A reconciliation of the differences between the Consolidated Statement of Cash Flows reported and cash flows from operating and investing activities combined excluding the Financial Services segment’s activities is as follows:

	(Billions of yen, millions of U.S. dollars)
	First quarter ended June 30
	2012	2013	2013

Net cash used in operating activities reported in the consolidated statements of cash flows	¥(25.6)	¥(131.7)	$(1,331)
Net cash used in investing activities reported in the consolidated statements of cash flows	(263.2)	(41.7)	(421)
	(288.8)	(173.3)	(1,751)

Less: Net cash provided by operating activities within the Financial Services segment	118.9	69.2	699
Less: Net cash used in investing activities within the Financial Services segment	(178.9)	(78.8)	(796)
Eliminations *2	8.8	6.8	69

Cash flow used in operating and investing activities combined excluding the Financial Services segment’s activities	¥(220.0)	¥(156.9)	$(1,587)

*2	Eliminations primarily consist of intersegment dividend payments.

*    *    *    *    *

Note

The descriptions of sales on a constant currency basis reflect sales obtained by applying the yen’s monthly average exchange rates from the same quarter of the previous fiscal year to local currency-denominated monthly sales in the current quarter.  In certain cases, most significantly in the Pictures segment and SME and Sony/ATV in the Music segment, the constant currency amounts are after aggregation on a U.S. dollar basis.  Sales on a constant currency basis are not reflected in Sony’s consolidated financial statements and are not measures in accordance with U.S. GAAP.  Sony does not believe that these measures are a substitute for U.S. GAAP measures.  However, Sony believes that disclosing sales information on a constant currency basis provides additional useful analytical information to investors regarding the operating performance of Sony.

*    *    *    *    *

Outlook for the Fiscal Year ending March 31, 2014

The forecast for consolidated results for the fiscal year ending March 31, 2014 has been revised as follows:

	(Billions of yen)
	August Forecast	Change from May Forecast	May Forecast	Change from March 31, 2013 Actual Results	March 31, 2013 Actual Results
Sales and operating revenue	¥7,900	+5.3%	¥7,500	+16.2%	¥6,800.9
Operating income	230	-	230	-0.0	230.1
Income before income taxes	210	-	210	-14.5	245.7
Net income attributable to Sony Corporation’s stockholders	50	-	50	+16.2	43.0

Assumed foreign currency exchange rates for the remainder of the fiscal year ending March 31, 2014: approximately 100 yen to the U.S. dollar and approximately 130 yen to the euro.  (Assumed foreign currency exchange rates for the current fiscal year at the time of the May forecast: approximately 90 yen to the U.S. dollar and approximately 120 yen to the euro.)

The forecast for consolidated sales for the current fiscal year was revised upward primarily due to the positive impact of the depreciation of the yen, partially offset by downward revisions in annual unit sales forecasts of certain electronics products.

The forecast for consolidated operating income remains unchanged from the May forecast despite the upward revision in sales, primarily due to the unfavorable outlook regarding the market conditions surrounding electronics products and the expected negative impact of currencies in emerging markets falling against the U.S. dollar.

Restructuring charges are expected to be approximately 50 billion yen for the Sony group, unchanged from the May forecast, compared to 77.5 billion yen recorded in the fiscal year ended March 31, 2013.  This amount will be recorded as an operating expense included in the above-mentioned forecast for operating income.

Sony’s forecasts for income before income taxes and net income attributable to Sony Corporation’s stockholders remain unchanged from the May forecast.

The forecast for each business segment is as follows:

Imaging Products & Solutions

The outlook for overall segment sales remains unchanged from the May forecast primarily due to the favorable impact of foreign exchange rates, offset by a downward revision in the annual unit sales forecasts of video cameras and digital cameras.  The outlook for operating income also remains unchanged from the May forecast due to the favorable impact of foreign exchange rates and expected cost improvements, despite a downward revision in the forecast for unit sales.  Sales are expected to increase and operating income is expected to improve significantly year-on-year.

Game

Sales are expected to be higher than the May forecast primarily due to the favorable impact of foreign exchange rates.  Operating results are expected to be significantly lower than the May forecast due to the negative impact of the depreciation of the yen against the U.S. dollar, reflecting the high ratio of U.S. dollar denominated hardware costs.  Sales are expected to increase significantly and operating results are expected to deteriorate significantly year-on-year.

Mobile Products & Communications

Overall segment sales are expected to exceed the May forecast primarily due to the favorable impact of foreign exchange rates, partially offset by a downward revision in the annual unit sales forecast of PCs.  Operating income is expected to be lower than the May forecast due to the downward revision of the forecast for unit sales of PCs and the negative impact of the depreciation of the yen against the U.S. dollar, reflecting the high ratio of U.S. dollar denominated hardware costs in the segment.  Sales are expected to increase significantly and operating income is expected to be recorded, reflecting an expected significant improvement in operating results year-on-year.

Home Entertainment & Sound

The outlook for overall segment sales remains unchanged from the May forecast primarily due to the favorable impact of foreign exchange rates, offset by a downward revision in the annual unit sales forecast for LCD TVs and a downward revision in sales on a local currency basis in the Audio and Video category.  Operating income is expected to be lower than the May forecast primarily due to the expected decrease in sales on a local currency basis in the Audio and Video category.  Sales are expected to increase significantly and operating income is expected to be recorded, reflecting an expected significant improvement in operating results year-on-year.

Devices

The outlook for overall segment sales remains unchanged from the May forecast primarily due to the favorable impact of foreign exchange rates, offset by a downward revision in sales on a local currency basis mainly in the Semiconductors category.  Operating income is expected to be higher than the May forecast primarily due to the favorable impact of foreign exchange rates and expected cost improvements.  Sales are expected to be essentially flat and operating income is expected to decrease year-on-year.

Pictures

Sales and operating income are expected to exceed the May forecast, primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar, although results on a local currency basis are expected to be approximately the same as the May forecast.  Sales are expected to increase significantly and operating income is expected to increase year-on-year.

Music

Sales and operating income are expected to exceed the May forecast primarily due to the favorable impact of the depreciation of the yen against the U.S. dollar, although results on a local currency basis are expected to be the same as the May forecast.  Sales are expected to increase significantly and operating income is expected to increase year-on-year.

Financial Services

Expected financial services revenue remains unchanged from the May forecast.  Operating income for the current fiscal year is expected to exceed the May forecast due to the recording of higher operating income in the first quarter of the current fiscal year than was expected in the May forecast.  Financial services revenue is expected to be essentially flat and operating income is expected to increase year-on-year.

The effects of gains and losses on investments held by the Financial Services segment due to market fluctuations have not been incorporated within the above forecast as it is difficult for Sony to predict market trends in the future.  Accordingly, future market fluctuations could further impact the current forecast.

Sony’s forecast for capital expenditures, depreciation and amortization, as well as research and development expenses for the current fiscal year has been changed due to the impact of foreign exchange rates as per the table below.

	(Billions of yen)
	August Forecast	Change from May Forecast	May Forecast	Change from March 31, 2013 Results	March 31, 2013 Results
Capital expenditures (additions to property, plant and equipment)	¥190	+5.6%	¥180	+0.7%	¥188.6
Depreciation and amortization*	340	+3.0	330	+2.9	330.6
[for property, plant and equipment (included above)	200	-	200	+0.4	199.2	]
Research and development expenses	460	+2.2	450	-2.9	473.6

*	The forecast for depreciation and amortization includes amortization expenses for intangible assets and for deferred insurance acquisition costs.

This forecast is based on management’s current expectations and is subject to uncertainties and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement” below.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “intend,” “seek,” “may,” “might,” “could” or “should,” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions, judgments and beliefs in light of the information currently available to it.  Sony cautions investors that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore investors should not place undue reliance on them.  Investors also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to:
(i)	the global economic environment in which Sony operates and the economic conditions in Sony’s markets, particularly levels of consumer spending;
(ii)
foreign exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales and incurs production costs, or in which Sony’s assets and liabilities are denominated;

(iii)
Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including televisions, game platforms and smartphones, which are offered in highly competitive markets characterized by severe price competition and continual new product and service introductions, rapid development in technology and subjective and changing consumer preferences;

(iv)	Sony’s ability and timing to recoup large-scale investments required for technology development and production capacity;
(v)	Sony’s ability to implement successful business restructuring and transformation efforts under changing market conditions;
(vi)
Sony’s ability to implement successful hardware, software, and content integration strategies for all segments excluding the Financial Services segment, and to develop and implement successful sales and distribution strategies in light of the Internet and other technological developments;

(vii)
Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to prioritize investments correctly (particularly in the electronics businesses);

(viii)	Sony’s ability to maintain product quality;
(ix)	the effectiveness of Sony’s strategies and their execution, including but not limited to the success of Sony’s acquisitions, joint ventures and other strategic investments;
(x)	Sony’s ability to forecast demands, manage timely procurement and control inventories;
(xi)	the outcome of pending and/or future legal and/or regulatory proceedings;
(xii)	shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment;
(xiii)
the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment; and

(xiv)	risks related to catastrophic disasters or similar events. Risks and uncertainties also include the impact of any future events with material adverse impact.

Investor Relations Contacts:

Tokyo	New York	London
Yoshinori Hashitani	Justin Hill	Yas Hasegawa
+81-(0)3-6748-2111	+1-212-833-6722	+44-(0)20-7426-8696

IR home page: http://www.sony.net/IR/
Presentation slides: http://www.sony.net/SonyInfo/IR/financial/fr/13q1_sonypre.pdf

(Unaudited)
Consolidated Financial Statements
Consolidated Balance Sheets
	(Millions of yen, millions of U.S. dollars)
	March 31	June 30	Change from		June 30
ASSETS	2013	2013	March 31, 2013		2013
Current assets:
Cash and cash equivalents	¥826,361	¥801,191		¥-25,170	$8,093
Marketable securities	697,597	722,582		+24,985	7,299
Notes and accounts receivable, trade	844,117	920,481		+76,364	9,298
Allowance for doubtful accounts and sales returns	(67,625)	(64,068)		+3,557	(647)
Inventories	710,054	841,199		+131,145	8,497
Other receivables	148,142	205,347		+57,205	2,074
Deferred income taxes	44,615	45,307		+692	458
Prepaid expenses and other current assets	443,272	514,691		+71,419	5,198
Total current assets	3,646,533	3,986,730		+340,197	40,270

Film costs	270,089	305,402		+35,313	3,085

Investments and advances:
Affiliated companies	198,621	199,690		+1,069	2,017
Securities investments and other	7,118,504	7,204,380		+85,876	72,772
	7,317,125	7,404,070		+86,945	74,789

Property, plant and equipment:
Land	131,484	132,036		+552	1,334
Buildings	778,514	787,214		+8,700	7,952
Machinery and equipment	1,934,520	1,926,865		-7,655	19,463
Construction in progress	47,839	48,258		+419	487
	2,892,357	2,894,373		+2,016	29,236
Less-Accumulated depreciation	2,030,807	2,028,809		-1,998	20,493
	861,550	865,564		+4,014	8,743

Other assets:
Intangibles, net	527,507	539,493		+11,986	5,449
Goodwill	643,243	668,368		+25,125	6,751
Deferred insurance acquisition costs	460,758	468,918		+8,160	4,737
Deferred income taxes	107,688	111,517		+3,829	1,126
Other	371,799	375,989		+4,190	3,798
	2,110,995	2,164,285		+53,290	21,861

Total assets	¥14,206,292	¥14,726,051	¥	+519,759	$148,748

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥87,894	¥100,190	¥	+12,296	$1,012
Current portion of long-term debt	156,288	362,029		+205,741	3,657
Notes and accounts payable, trade	572,102	747,451		+175,349	7,550
Accounts payable, other and accrued expenses	1,097,253	1,046,968		-50,285	10,575
Accrued income and other taxes	75,080	72,155		-2,925	729
Deposits from customers in the banking business	1,857,448	1,849,091		-8,357	18,678
Other	469,024	473,087		+4,063	4,779
Total current liabilities	4,315,089	4,650,971		+335,882	46,980

Long-term debt	938,428	950,487		+12,059	9,601
Accrued pension and severance costs	311,469	314,562		+3,093	3,177
Deferred income taxes	373,999	377,546		+3,547	3,814
Future insurance policy benefits and other	3,540,031	3,616,805		+76,774	36,533
Policyholders’ account in the life insurance business	1,693,116	1,749,128		+56,012	17,668
Other	349,985	322,685		-27,300	3,259
Total liabilities	11,522,117	11,982,184		+460,067	121,032

Redeemable noncontrolling interest	2,997	3,025		+28	31

Equity:
Sony Corporation’s stockholders’ equity:
Common stock	630,923	630,939		+16	6,373
Additional paid-in capital	1,110,531	1,110,933		+402	11,222
Retained earnings	1,102,297	1,105,778		+3,481	11,169
Accumulated other comprehensive income	(641,513)	(586,924)		+54,589	(5,929)
Treasury stock, at cost	(4,472)	(4,483)		-11	(45)
	2,197,766	2,256,243		+58,477	22,790

Noncontrolling interests	483,412	484,599		+1,187	4,895
Total equity	2,681,178	2,740,842		+59,664	27,685
Total liabilities and equity	¥14,206,292	¥14,726,051	¥	+519,759	$148,748

Consolidated Statements of Income
	(Millions of yen, millions of U.S. dollars, except per share amounts)
	Three months ended June 30
	2012	2013	Change from 2012		2013
Sales and operating revenue:
Net sales	¥1,295,452	¥1,438,936			$14,535
Financial services revenue	193,717	251,463			2,540
Other operating revenue	26,014	22,313			225
	1,515,183	1,712,712	+13.0%		17,300

Costs and expenses:
Cost of sales	1,006,413	1,098,880			11,100
Selling, general and administrative	346,750	384,993			3,889
Financial services expenses	165,652	204,730			2,068
Other operating (income) expense, net	(10,186)	(12,673)			(128)
	1,508,629	1,675,930	+11.1		16,929

Equity in net loss of affiliated companies	(279)	(425)	－		(4)

Operating income	6,275	36,357	+479.4		367

Other income:
Interest and dividends	5,710	3,887			39
Foreign exchange gain, net	5,422	6,191			63
Other	1,197	8,962			90
	12,329	19,040	+54.4		192

Other expenses:
Interest	7,563	6,956			70
Other	1,628	2,188			22
	9,191	9,144	-0.5		92

Income before income taxes	9,413	46,253	+391.4		467

Income taxes	20,002	26,740			270

Net income (loss)	(10,589)	19,513	－		197

Less - Net income attributable to noncontrolling interests	14,052	16,033			162

Net income (loss) attributable to Sony Corporation’s	¥(24,641)	¥3,480	－	%	$35
stockholders

Per share data:
Net income (loss) attributable to Sony Corporation’s
stockholders
— Basic	¥(24.55)	¥3.44	－	%	$0.03
— Diluted	(24.55)	2.98	－		0.03

Consolidated Statements of Comprehensive Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2012	2013	Change from 2012		2013

Net income (loss)	¥(10,589)	¥19,513	－	%	$197

Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	107	(13,931)			(141)
Unrealized gains on derivative instruments	166	193			2
Pension liability adjustment	1,610	(3,247)			(33)
Foreign currency translation adjustments	(79,139)	62,372			630

Total comprehensive income (loss)	(87,845)	64,900	－		655

Less - Comprehensive income attributable	13,869	6,831			69
to noncontrolling interests

Comprehensive income (loss) attributable	¥(101,714)	¥58,069	－	%	$586
to Sony Corporation’s stockholders

Supplemental equity and comprehensive income information
	(Millions of yen, millions of U.S. dollars)
	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2012	¥2,028,891	¥461,216	¥2,490,107
Exercise of stock acquisition rights		27	27
Stock based compensation	409		409

Comprehensive income:
Net income (loss)	(24,641)	14,052	(10,589)
Other comprehensive income, net of tax –
Unrealized gains (losses) on securities	(1,778)	1,885	107
Unrealized gains on derivative instruments	166		166
Pension liability adjustment	3,070	(1,460)	1,610
Foreign currency translation adjustments	(78,531)	(608)	(79,139)
Total comprehensive income (loss)	(101,714)	13,869	(87,845)

Dividends declared		(4,388)	(4,388)
Transactions with noncontrolling interests shareholders and other	8	(636)	(628)
Balance at June 30, 2012	¥1,927,594	¥470,088	¥2,397,682

Balance at March 31, 2013	¥2,197,766	¥483,412	¥2,681,178
Exercise of stock acquisition rights	12		12
Conversion of convertible bonds	20		20
Stock based compensation	372		372

Comprehensive income:
Net income	3,480	16,033	19,513
Other comprehensive income, net of tax –
Unrealized losses on securities	(4,371)	(9,560)	(13,931)
Unrealized gains on derivative instruments	193		193
Pension liability adjustment	(3,250)	3	(3,247)
Foreign currency translation adjustments	62,017	355	62,372
Total comprehensive income	58,069	6,831	64,900

Dividends declared		(6,046)	(6,046)
Transactions with noncontrolling interests shareholders and other	4	402	406
Balance at June 30, 2013	¥2,256,243	¥484,599	¥2,740,842

	Sony Corporation’s stockholders’ equity	Noncontrolling interests	Total equity
Balance at March 31, 2013	$22,200	$4,883	$27,083
Exercise of stock acquisition rights	0		0
Conversion of convertible bonds	0		0
Stock based compensation	4		4

Comprehensive income:
Net income	35	162	197
Other comprehensive income, net of tax –
Unrealized losses on securities	(44)	(97)	(141)
Unrealized gains on derivative instruments	2		2
Pension liability adjustment	(33)	0	(33)
Foreign currency translation adjustments	626	4	630
Total comprehensive income	586	69	655

Dividends declared		(61)	(61)
Transactions with noncontrolling interests shareholders and other	0	4	4
Balance at June 30, 2013	$22,790	$4,895	$27,685

Consolidated Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2012	2013	2013
Cash flows from operating activities:
Net income (loss)	¥(10,589)	¥19,513	$197
Adjustments to reconcile net income (loss) to net cash
used in operating activities-
Depreciation and amortization, including amortization of deferred	85,051	80,870	817
insurance acquisition costs
Amortization of film costs	41,316	56,324	569
Stock-based compensation expense	409	374	4
Accrual for pension and severance costs, less payments	(1,418)	(1,702)	(17)
Other operating (income) expense, net	(10,186)	(12,673)	(128)
(Gain) loss on revaluation of marketable securities held in the financial	24,526	(21,569)	(218)
services business for trading purposes, net
Loss on revaluation or impairment of securities investments held	3,319	266	3
in the financial services business, net
Deferred income taxes	7,076	(4,381)	(44)
Equity in net loss of affiliated companies, net of dividends	578	648	7
Changes in assets and liabilities:
(Increase) decrease in notes and accounts receivable, trade	34,763	(51,916)	(524)
Increase in inventories	(119,612)	(113,680)	(1,148)
Increase in film costs	(36,683)	(79,056)	(799)
Increase (decrease) in notes and accounts payable, trade	(28,647)	162,054	1,637
Decrease in accrued income and other taxes	(22,682)	(19,473)	(197)
Increase in future insurance policy benefits and other	63,693	106,992	1,081
Increase in deferred insurance acquisition costs	(17,618)	(20,049)	(203)
Increase in marketable securities held in the financial services	(4,893)	(10,814)	(109)
business for trading purposes
Increase in other current assets	(7,054)	(106,791)	(1,079)
Decrease in other current liabilities	(78,018)	(108,160)	(1,093)
Other	51,108	(8,446)	(87)
Net cash used in operating activities	(25,561)	(131,669)	(1,331)

Cash flows from investing activities:
Payments for purchases of fixed assets	(77,310)	(62,926)	(636)
Proceeds from sales of fixed assets	7,895	84,658	855
Payments for investments and advances by financial services business	(263,359)	(244,629)	(2,471)
Payments for investments and advances	(28,448)	(1,858)	(19)
(other than financial services business)
Proceeds from sales or return of investments and collections of advances	86,038	167,185	1,689
by financial services business
Proceeds from sales or return of investments and collections of advances	11,045	2,339	24
(other than financial services business)
Other	915	13,567	137
Net cash used in investing activities	(263,224)	(41,664)	(421)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	59,452	161,007	1,626
Payments of long-term debt	(101,449)	(33,304)	(336)
Increase in short-term borrowings, net	105,264	14,894	150
Increase in deposits from customers in the financial services business, net	31,860	16,972	171
Dividends paid	(12,600)	(12,679)	(128)
Other	(4,229)	(26,189)	(264)
Net cash provided by financing activities	78,298	120,701	1,219

Effect of exchange rate changes on cash and cash equivalents	(25,995)	27,462	278

Net decrease in cash and cash equivalents	(236,482)	(25,170)	(255)
Cash and cash equivalents at beginning of the fiscal year	894,576	826,361	8,348

Cash and cash equivalents at end of the period	¥658,094	¥801,191	$8,093

Business Segment Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue	2012	2013	Change	2013
Imaging Products & Solutions
Customers	¥193,306	¥172,497	-10.8%	$1,742
Intersegment	462	1,063		11
Total	193,768	173,560	-10.4	1,753

Game
Customers	82,889	76,957	-7.2	777
Intersegment	35,092	40,977		414
Total	117,981	117,934	-0.0	1,191

Mobile Products & Communications
Customers	282,119	388,935	+37.9	3,929
Intersegment	3,502	33		0
Total	285,621	388,968	+36.2	3,929

Home Entertainment & Sound
Customers	251,705	274,114	+8.9	2,769
Intersegment	83	1,062		11
Total	251,788	275,176	+9.3	2,780

Devices
Customers	137,882	147,213	+6.8	1,487
Intersegment	79,403	49,027		495
Total	217,285	196,240	-9.7	1,982

Pictures
Customers	153,298	158,802	+3.6	1,604
Intersegment	89	113		1
Total	153,387	158,915	+3.6	1,605

Music
Customers	96,702	109,175	+12.9	1,103
Intersegment	2,140	2,784		28
Total	98,842	111,959	+13.3	1,131

Financial Services
Customers	193,717	251,463	+29.8	2,540
Intersegment	778	1,235		13
Total	194,495	252,698	+29.9	2,553

All Other
Customers	111,822	118,135	+5.6	1,193
Intersegment	12,507	12,448		126
Total	124,329	130,583	+5.0	1,319

Corporate and elimination	(122,313)	(93,321)	－	(943)
Consolidated total	¥1,515,183	¥1,712,712	+13.0%	$17,300

Game intersegment amounts primarily consist of transactions with All Other.
Devices intersegment amounts primarily consist of transactions with the Game segment and Imaging Products & Solutions (“IP&S”) segment.
All Other intersegment amounts primarily consist of transactions with the Pictures segment, the Music segment and the Game segment.
Corporate and elimination includes certain brand and patent royalty income.

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Operating income (loss)	2012	2013	Change	2013
Imaging Products & Solutions	¥12,609	¥8,075	-36.0%	$82
Game	(3,549)	(14,794)	－	(149)
Mobile Products & Communications	(28,139)	5,912	－	60
Home Entertainment & Sound	(9,986)	3,367	－	34
Devices	15,946	10,846	-32.0	110
Pictures	(4,872)	3,742	－	38
Music	7,275	10,771	+48.1	109
Financial Services	27,585	45,969	+66.6	464
All Other	(7,210)	(10,822)	－	(111)
Total	9,659	63,066	+552.9	637

Corporate and elimination	(3,384)	(26,709)	－	(270)
Consolidated total	¥6,275	¥36,357	+479.4%	$367

Operating income (loss) is sales and operating revenue less costs and expenses, and includes equity in net income (loss) of affiliated companies.
Corporate and elimination includes headquarters restructuring costs and certain other corporate expenses, including the amortization of certain intellectual property assets such as the cross-licensing of intangible assets acquired from Ericsson at the time of the Sony Mobile Communications acquisition, which are not allocated to segments.
Due to certain changes in the organizational structure, operating income (loss) of All Other and Corporate and elimination of the previous fiscal quarter have been restated to conform to the current quarter's presentation.

Within the Home Entertainment & Sound (“HE&S”) segment, the operating income (loss) of Televisions, which primarily consists of LCD televisions, for the three months ended June 30, 2012 and 2013 was (6,639) million yen and 5,207 million yen, respectively.  The operating income (loss) of Televisions excludes restructuring charges which are included in the overall segment results and not allocated to product categories.

Sales to Customers by Product Category
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue (to external customers)	2012	2013	Change	2013

Imaging Products & Solutions
Digital Imaging Products	¥129,916	¥107,758	-17.1%	$1,088
Professional Solutions	60,807	60,812	+0.0	614
Other	2,583	3,927	+52.0	40
Total	193,306	172,497	-10.8	1,742

Game	82,889	76,957	-7.2	777

Mobile Products & Communications
Mobile Communications	171,104	285,457	+66.8	2,883
Personal and Mobile Products	109,635	102,216	-6.8	1,033
Other	1,380	1,262	-8.6	13
Total	282,119	388,935	+37.9	3,929

Home Entertainment & Sound
Televisions	157,016	185,579	+18.2	1,874
Audio and Video	93,750	87,381	-6.8	883
Other	939	1,154	+22.9	12
Total	251,705	274,114	+8.9	2,769

Devices
Semiconductors	69,485	85,257	+22.7	861
Components	68,141	61,432	-9.8	621
Other	256	524	+104.7	5
Total	137,882	147,213	+6.8	1,487

Pictures	153,298	158,802	+3.6	1,604
Music	96,702	109,175	+12.9	1,103
Financial Services	193,717	251,463	+29.8	2,540
All Other	111,822	118,135	+5.6	1,193
Corporate	11,743	15,421	+31.3	156
Consolidated total	¥1,515,183	¥1,712,712	+13.0%	$17,300

The above table includes a breakdown of sales and operating revenue to external customers in the following segments shown in the Business Segment Information on pages F-5: IP&S, Mobile Products & Communications (“MP&C”), HE&S and Devices. Sony management views each segment as a single operating segment. However, Sony believes that the breakdown of sales and operating revenue to customers for those segments in this table is useful to investors in understanding sales by product category.

In the IP&S segment, Digital Imaging Products includes compact digital cameras, video cameras and interchangeable single lens cameras; Professional Solutions includes broadcast- and professional-use products. In the MP&C segment, Mobile Communications includes mobile phones; Personal and Mobile Products includes personal computers. In the HE&S segment, Televisions includes LCD televisions; Audio and Video includes home audio, Blu-ray disc players and recorders, and memory-based portable audio devices. In the Devices segment, Semiconductors includes image sensors; Components includes batteries, recording media and data recording systems.

Geographic Information
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sales and operating revenue (to external customers)	2012	2013	Change	2013

Japan	¥471,511	¥533,043	+13.1%	$5,384
United States	242,415	252,542	+4.2	2,551
Europe	293,041	328,204	+12.0	3,315
China	121,792	123,231	+1.2	1,245
Asia-Pacific	191,202	257,410	+34.6	2,600
Other Areas	195,222	218,282	+11.8	2,205
Total	¥1,515,183	¥1,712,712	+13.0%	$17,300

Classification of Geographic Information shows sales and operating revenue recognized by location of customers.
Major areas in each geographic segment excluding Japan, United States and China are as follows:
(1) Europe: United Kingdom, France, Germany, Russia, Spain and Sweden
(2) Asia-Pacific: India, South Korea and Oceania
(3) Other Areas: The Middle East/Africa, Brazil, Mexico and Canada

Condensed Financial Services Financial Statements

The results of the Financial Services segment are included in Sony’s consolidated financial statements.  The following schedules show unaudited condensed financial statements for the Financial Services segment and all other segments excluding Financial Services.  These presentations are not in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”), which is used by Sony to prepare its consolidated financial statements.  However, because the Financial Services segment is different in nature from Sony’s other segments, Sony believes that a comparative presentation may be useful in understanding and analyzing Sony’s consolidated financial statements.  Transactions between the Financial Services segment and Sony without the Financial Services segment, including noncontrolling interests, are included in those respective presentations, then eliminated in the consolidated figures shown below.

Condensed Balance Sheets
	(Millions of yen, millions of U.S. dollars)
Financial Services	March 31	June 30
	2013	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	¥201,550	¥211,612	$2,137
Marketable securities	694,130	719,146	7,264
Other	156,310	178,121	1,800
	1,051,990	1,108,879	11,201

Investments and advances	6,985,918	7,040,482	71,116
Property, plant and equipment	14,886	15,114	153
Other assets:
Deferred insurance acquisition costs	460,758	468,918	4,737
Other	51,788	49,041	494
	512,546	517,959	5,231
Total assets	¥8,565,340	¥8,682,434	$87,701

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥10,322	¥16,131	$163
Deposits from customers in the banking business	1,857,448	1,849,091	18,678
Other	172,979	172,277	1,740
	2,040,749	2,037,499	20,581

Long-term debt	27,008	34,792	351
Future insurance policy benefits and other	3,540,031	3,616,805	36,533
Policyholders’ account in the life insurance business	1,693,116	1,749,128	17,668
Other	282,482	266,169	2,689
Total liabilities	7,583,386	7,704,393	77,822

Equity:
Stockholders’ equity of Financial Services	980,051	976,145	9,860
Noncontrolling interests	1,903	1,896	19
Total equity	981,954	978,041	9,879
Total liabilities and equity	¥8,565,340	¥8,682,434	$87,701

	(Millions of yen, millions of U.S. dollars)
Sony without Financial Services	March 31	June 30
	2013	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	¥624,811	¥589,579	$5,956
Marketable securities	3,467	3,436	35
Notes and accounts receivable, trade	773,784	845,051	8,536
Other	1,197,108	1,441,653	14,561
	2,599,170	2,879,719	29,088

Film costs	270,089	305,402	3,085
Investments and advances	362,188	394,169	3,982
Investments in Financial Services, at cost	111,476	111,476	1,126
Property, plant and equipment	846,664	850,450	8,590
Other assets	1,602,061	1,649,798	16,664
Total assets	¥5,791,648	¥6,191,014	$62,535

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥233,859	¥446,089	$4,506
Notes and accounts payable, trade	572,102	747,451	7,550
Other	1,473,007	1,421,801	14,362
	2,278,968	2,615,341	26,418

Long-term debt	915,032	919,164	9,284
Accrued pension and severance costs	290,274	293,199	2,962
Other	493,677	486,008	4,909
Total liabilities	3,977,951	4,313,712	43,573

Redeemable noncontrolling interest	2,997	3,025	31

Equity:
Stockholders’ equity of Sony without Financial Services	1,722,296	1,783,117	18,011
Noncontrolling interests	88,404	91,160	920
Total equity	1,810,700	1,874,277	18,931
Total liabilities and equity	¥5,791,648	¥6,191,014	$62,535

	(Millions of yen, millions of U.S. dollars)
Consolidated	March 31	June 30
	2013	2013	2013
ASSETS
Current assets:
Cash and cash equivalents	¥826,361	¥801,191	$8,093
Marketable securities	697,597	722,582	7,299
Notes and accounts receivable, trade	776,492	856,413	8,651
Other	1,346,083	1,606,544	16,227
	3,646,533	3,986,730	40,270

Film costs	270,089	305,402	3,085
Investments and advances	7,317,125	7,404,070	74,789
Property, plant and equipment	861,550	865,564	8,743
Other assets:
Deferred insurance acquisition costs	460,758	468,918	4,737
Other	1,650,237	1,695,367	17,124
	2,110,995	2,164,285	21,861
Total assets	¥14,206,292	¥14,726,051	$148,748

LIABILITIES AND EQUITY
Current liabilities:
Short-term borrowings	¥244,182	¥462,219	$4,669
Notes and accounts payable, trade	572,102	747,451	7,550
Deposits from customers in the banking business	1,857,448	1,849,091	18,678
Other	1,641,357	1,592,210	16,083
	4,315,089	4,650,971	46,980

Long-term debt	938,428	950,487	9,601
Accrued pension and severance costs	311,469	314,562	3,177
Future insurance policy benefits and other	3,540,031	3,616,805	36,533
Policyholders’ account in the life insurance business	1,693,116	1,749,128	17,668
Other	723,984	700,231	7,073
Total liabilities	11,522,117	11,982,184	121,032

Redeemable noncontrolling interest	2,997	3,025	31

Equity:
Sony Corporation’s stockholders’ equity	2,197,766	2,256,243	22,790
Noncontrolling interests	483,412	484,599	4,895
Total equity	2,681,178	2,740,842	27,685
Total liabilities and equity	¥14,206,292	¥14,726,051	$148,748

Condensed Statements of Income
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Financial Services	2012	2013	Change	2013

Financial services revenue	¥194,495	¥252,698	+29.9%	$2,553
Financial services expenses	166,537	205,982	+23.7	2,082
Equity in net loss of affiliated companies	(373)	(747)	－	(7)
Operating income	27,585	45,969	+66.6	464
Other income (expenses), net	27	57	+114.8	1
Income before income taxes	27,612	46,026	+66.7	465
Income taxes and other	8,484	15,177	+78.9	153
Net income of Financial Services	¥19,128	¥30,849	+61.3%	$312

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sony without Financial Services	2012	2013	Change		2013

Net sales and operating revenue	¥1,322,212	¥1,461,554	+10.5%		$14,763
Costs and expenses	1,344,233	1,471,969	+9.5		14,868
Equity in net income of affiliated companies	94	322	+242.6		3
Operating loss	(21,927)	(10,093)	－		(102)
Other income (expenses), net	8,948	16,845	+88.3		170
Income (loss) before income taxes	(12,979)	6,752	－		68
Income taxes and other	17,918	15,256	-14.9		154
Net loss of Sony without Financial Services	¥(30,897)	¥(8,504)	－	%	$(86)

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Consolidated	2012	2013	Change		2013

Financial services revenue	¥193,717	¥251,463	+29.8%		$2,540
Net sales and operating revenue	1,321,466	1,461,249	+10.6		14,760
	1,515,183	1,712,712	+13.0		17,300
Costs and expenses	1,508,629	1,675,930	+11.1		16,929
Equity in net loss of affiliated companies	(279)	(425)	－		(4)
Operating income	6,275	36,357	+479.4		367
Other income (expenses), net	3,138	9,896	+215.4		100
Income before income taxes	9,413	46,253	+391.4		467
Income taxes and other	34,054	42,773	+25.6		432
Net income (loss) attributable to Sony Corporation’s stockholders	¥(24,641)	¥3,480	－	%	$35

Condensed Statements of Cash Flows
	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Financial Services	2012	2013	2013

Net cash provided by operating activities	¥118,912	¥69,198		$$699
Net cash used in investing activities	(178,875)	(78,826)		(796)
Net cash provided by financing activities	19,791	19,690		199
Net increase (decrease) in cash and cash equivalents	(40,172)	10,062		102
Cash and cash equivalents at beginning of the fiscal year	175,151	201,550		2,035
Cash and cash equivalents at end of the period	¥134,979	¥211,612		$$2,137

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Sony without Financial Services	2012	2013		2013

Net cash used in operating activities	¥(134,175)	¥(194,069)	$	$(1,962)
Net cash provided by (used in) investing activities	(85,866)	37,162		375
Net cash provided by financing activities	49,726	94,213		952
Effect of exchange rate changes on cash and cash equivalents	(25,995)	27,462		278
Net decrease in cash and cash equivalents	(196,310)	(35,232)		(357)
Cash and cash equivalents at beginning of the fiscal year	719,425	624,811		6,313
Cash and cash equivalents at end of the period	¥523,115	¥589,579		$$5,956

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
Consolidated	2012	2013		2013

Net cash used in operating activities	¥(25,561)	¥(131,669)	$	$(1,331)
Net cash used in investing activities	(263,224)	(41,664)		(421)
Net cash provided by financing activities	78,298	120,701		1,219
Effect of exchange rate changes on cash and cash equivalents	(25,995)	27,462		278
Net decrease in cash and cash equivalents	(236,482)	(25,170)		(255)
Cash and cash equivalents at beginning of the fiscal year	894,576	826,361		8,348
Cash and cash equivalents at end of the period	¥658,094	¥801,191		$$8,093

 (Notes)
1.	U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥99 = U.S. $1, the approximate Tokyo foreign exchange market rate as of June 30, 2013.

2.	As of June 30, 2013, Sony had 1,300 consolidated subsidiaries (including variable interest entities) and 102 affiliated companies accounted for under the equity method.

3.	The weighted-average number of outstanding shares used for the computation of earnings per share of common stock are as follows:

Weighted-average number of outstanding shares	(Thousands of shares)
	Three months ended June 30
Net income (loss) attributable to Sony Corporation’s stockholders	2012	2013
— Basic	1,003,574	1,010,916
— Diluted	1,003,574	1,167,836

All potential shares were excluded as anti-dilutive for the three months ended June 30, 2012 due to Sony incurring a net loss attributable to Sony Corporation’s stockholders for the period.  The dilutive effect in the weighted-average number of outstanding shares for the three months ended June 30, 2013, primarily resulted from the zero coupon convertible bonds which were issued in November 2012.

4.	Recently adopted accounting pronouncements:

Disclosure about balance sheet offsetting -
In December 2011, the Financial Accounting Standards Board (“FASB”) issued new accounting guidance which requires entities to disclose information about offsetting and related arrangements to enable financial statement users to understand the effect of such arrangements on their financial position as well as to improve comparability of balance sheets prepared under U.S. GAAP and International Financial Reporting Standards.  Subsequently, in January 2013, the FASB issued updated accounting guidance clarifying the scope of disclosures about offsetting assets and liabilities.  The new guidance is required to be applied retrospectively and was effective for Sony as of April 1, 2013.  Since this guidance impacts disclosures only, its adoption did not have an impact on Sony’s results of operations and financial position.

Testing indefinite lived intangible assets for impairment -
In July 2012, the FASB issued new accounting guidance to simplify how entities test indefinite lived intangible assets for impairment.  The new guidance allows entities an option to first assess qualitative factors to determine whether it is more likely than not that indefinite lived intangible assets are impaired as a basis for determining if it is necessary to perform the quantitative impairment test.  Under the new guidance, entities are no longer required to calculate the fair value of the assets unless the entities determine, based on the qualitative assessment, that it is more likely than not that indefinite lived intangible assets are impaired.  The new guidance is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012.  This guidance was effective for Sony as of April 1, 2013.  The adoption of this guidance is not expected to have a material impact on Sony’s results of operations and financial position.

Presentation of amounts reclassified out of accumulated other comprehensive income -
In February 2013, the FASB issued new accounting guidance for reporting of amounts reclassified out of accumulated other comprehensive income.  The amendments require entities to report the significant reclassifications out of accumulated other comprehensive income if the amount is required to be reclassified in its entirety to net income.  For other amounts that are not required to be reclassified in their entirety to net income in the same reporting period, entities are required to cross-reference other disclosures required that provide additional detail about those amounts.  This guidance was effective for Sony as of April 1, 2013.  Sony applied this guidance prospectively from the date of adoption.  Since this guidance impacts disclosure only, its adoption did not have an impact on Sony’s results of operations and financial position.

5.	Income taxes:

Sony estimates the annual effective tax rate (“ETR”) derived from a projected annual net income before taxes and calculates the interim period income tax provision based on the year-to-date income tax provision computed by applying the ETR to the year-to-date net income before taxes at the end of each interim period.  The income tax provision based on the ETR reflects anticipated income tax credits and net operating loss carryforwards; however, it excludes the income tax provision related to significant unusual or extraordinary transactions.  Such income tax provision is separately reported from the provision based on the ETR in the interim period in which they occur.

Other Consolidated Financial Data

	(Millions of yen, millions of U.S. dollars)
	Three months ended June 30
	2012	2013	2013
Capital expenditures (additions to property, plant and equipment)	¥55,013	¥51,452	$20
Depreciation and amortization expenses*	85,051	80,870	817
(Depreciation expenses for property, plant and equipment)	(49,185)	(48,394)	(489)
Research and development expenses	110,336	110,565	1,117

* Including amortization expenses for intangible assets and for deferred insurance acquisition costs.